

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

September 28, 2015

Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Choyang District, Beijing 100022

> **Re: Cheetah Mobile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **6-K furnished August 19, 2015**
> **File No. 001-36427**

Dear Mr. Yeung:

We have reviewed your August 10, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2015 letter.

6-K furnished August 19, 2015

Exhibit 99.1

Condensed Consolidated Statements of Comprehensive Income, page 8

1.   We note that you recorded an impairment loss of goodwill during the second quarter of fiscal year 2015. We also note from your disclosure on page F-23 of Form 20-F that you perform a qualitative assessment under ASU 2011-08. Please tell us the basis for your conclusion that it was more likely than not that fair value of the reporting unit was less than the carrying value. In your response, please provide the qualitative factors you

considered and how those factors resulted in you performing the quantitative impairment test.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services